Exhibit 6.1

AGREEMENT OF CONVEYANCE, TRANSFER

AND ASSIGNMENT OF SUBSIDIARY

This Agreement of Conveyance, Transfer and Assignment of Subsidiary ("Transfer and Assumption Agreement") is made as of January 22, 2024, by ADIA Nutrition, Inc., a Nevada corporation ("Assignor"), Hydration Foundation, Inc. (the "Subsidiary"), and Leonard Greene ("Assignee").

WHEREAS, Assignor owns a 100% interest in the Subsidiary; and

WHEREAS, this Transfer and Assumption Agreement is entered into in conjunction with a change-in-control transaction of Assignor and incoming management has determined that intends to abandon the business of Subsidiary in favor of other business plans; and

WHEREAS, Assignor desires to convey, transfer and assign to Assignee, and Assignee desires to acquire from Assignor, all of the issued and outstanding stock and any other form of ownership interest in the Subsidiary, and, in connection therewith, Assignee has agreed to accept the transfer of such stock of the Subsidiary, on the terms and conditions set forth herein.

NOW THEREFORE, in consideration of the mutual promises and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:

Section 1.Assignment of Subsidiary.

1.1 Assignment of Subsidiary. For good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by Assignor and Subsidiary, Assignor does hereby assign, grant, bargain, sell, convey, transfer and deliver to Assignee, and his successors and assigns, all of Assignor's capital stock and any other form of ownership interest in Subsidiary. In exchange, Assignee agrees to assume the Liabilities, indemnify Assignor, and provide a release to Assignor with respect to any and all employment claims and advances made in Assignor through the date of this Transfer and Assumption Agreement.

1.2 Proceeds From Future Sale of Subsidiary. If Assignee shall sell the Subsidiary within six months from the date of this Agreement, Assignor shall be entitled to 15% of the proceeds of such sale. If Assignee shall sell the Subsidiary after the six-month anniversary of this Agreement, but before the expiration of one year from the date of this Agreement, Assignor shall be entitled to 7.5% of the proceeds of such sale. In no event shall Assignor be entitled to any proceeds from the sale of the Subsidiary after one year from the date of this Agreement.

1.3 Obligations of Assignee. Notwithstanding the assignment in Section 1.1, Assignee understands that Assignor is a publicly-traded company and has or will have obligations to file financial statements with the SEC and/or OTC Markets, accessible by shareholders and investors of Assignor. As such, Assignee agrees to provide all financial materials and supporting materials needed for Assignor to fulfill its filing obligations with the SEC and/or OTC Markets. In addition, Assignee agrees not to make any oral or written statements or otherwise take any action that is intended or may reasonably be expected to disparage the reputation, business, prospects or operations of Assignor.

Section 2. Assumption; Indemnity; Release.

2.1Assumed Liabilities. As of the date hereof, Subsidiary and Assignee hereby assume and agree to pay, perform and discharge, fully and completely, all liabilities, commitments, contracts, agreements, obligations or other claims against Assignor, whether known or unknown, asserted or unasserted, accrued or un-accrued, absolute or contingent, liquidated or unliquidated, due or to become due, and whether contractual, statutory, or otherwise associated with the Subsidiary (the "Liabilities").

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2.2Indemnity. Assignee and Subsidiary shall indemnify and hold harmless the Assignor for any loss, liability, claim, damage, or expense arising from or in connection with any claim relating to or arising out of any Liabilities.

2.3Release. Except for the obligations set forth in this Agreement, Assignee hereby releases, remises, acquits and forever discharges Assignor and its related or controlled entities, and all of their directors, officers, members, managers, partners, employees, servants, attorneys, assigns, heirs, successors, agents and representatives, past and present, and the respective successors, executors, administrators and any legal and personal representatives of each of the foregoing, and each of them, from any and all claims, demands, actions, causes of action, debts, liabilities, rights, contracts, obligations, duties, damages, costs, expenses or losses, of every kind and nature whatsoever, and by whomever asserted, whether at this time known or suspected, or unknown or unsuspected, anticipated or unanticipated, direct or indirect, fixed or contingent, or which may presently exist or which may hereafter arise or become known, in law or in equity, in the nature of an administrative proceeding or otherwise, for or by reason of any event, transaction, matter or cause whatsoever, with respect to, in connection with or arising out of Assignee's employment with Assignor, for any monies advanced to Assignor, and claims that may be asserted by Assignee against Assignor through the date of this Transfer and Assumption Agreement. It is understood by the parties that the facts with respect to which the foregoing release is given may hereafter turn out to be other than or different from the facts now known to a party or the parties or believed by a party or the parties to be true, and each party therefore expressly assumes the risk of the facts turning out to be so different and agrees that the foregoing release shall be in all respects effective and not subject to termination or rescission by any such difference in facts.

Section 3. Headings. The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Transfer and Assumption Agreement.

Section 4.Governing Law and Venue. This Agreement shall be constructed and construed in accordance with the internal substantive laws of the State of Nevada, without regard to the choice of law principles of said State.

Section 5.Understanding of Agreement. The parties each acknowledge that they have fully read the contents of this Agreement and that they have had the opportunity to obtain the advice of counsel of their choice, and that they have full, complete and total comprehension of the provisions hereof and are in full agreement with each and every one of the terms, conditions and provisions of this Agreement. As such, the parties agree to waive any and all rights to apply an interpretation of any and all terms, conditions or provisions hereof, including the rule of construction that such ambiguities are to be resolved against the drafter of this Agreement. For the purpose of this instrument, the parties agree that ambiguities, if any, are to be resolved in the same manner as would have been the case had this instrument been jointly conceived and drafted.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties hereto as of the date first above written.

ADIA NUTRITION, INC.

By: /s/ Leonard Greene

Leonard Greene, CEO

HYDRATION FOUNDATION, INC.

By: /s/ Leonard Greene

Leonard Greene, CEO

ASSIGNEE

/s/ Leonard Greene

Leonard Greene, individually

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